UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

TELLURIAN INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87968A104

(CUSIP Number)

Charif Souki

Tellurian Inc.

1201 Louisiana Street, Suite 3100

Houston, TX 77002

(832) 962-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS: Charif Souki
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 28,533,853†
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 28,533,853†
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 28,533,853†
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.68%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

†	Includes 25,000,000 shares that are pledged by Charif Souki to secure a loan disclosed in Item 6.

CUSIP No. 87968A104	Schedule 13D	Page 3 of 5

Introductory Note

This Amendment No. 7 to Schedule 13D (the “Seventh Amended Schedule 13D”) amends and supplements the Schedule 13D originally filed by Charif Souki on February 21, 2017, as amended by Amendment No. 1 to Schedule 13D filed on behalf of Mr. Souki, the Souki Family 2016 Trust (the “Trust”) and Brooke Peterson (collectively, the “Reporting Persons”) on March 20, 2017, Amendment No. 2 to Schedule 13D filed on behalf of Mr. Souki, the Trust and Mr. Peterson on June 9, 2017, Amendment No. 3 to Schedule 13D filed on behalf of Mr. Souki, the Trust and Mr. Peterson on October 30, 2017, Amendment No. 4 to Schedule 13D filed on behalf of Mr. Souki, the Trust and Mr. Peterson on March 13, 2018, Amendment No. 5 to Schedule 13D filed on behalf of Mr. Souki, the Trust and Mr. Peterson on April 16, 2019, and Amendment No. 6 to Schedule 13D filed on behalf of Mr. Souki, the Trust and Mr. Peterson on July 22, 2019 (the “Sixth Amended Schedule 13D”). Mr. Souki is filing this Seventh Amended Schedule 13D to report the forced sale by a lender of shares of common stock, $0.01 par value per share (“Common Stock”), of Tellurian Inc., a Delaware corporation (the “Issuer”), held by the Trust to satisfy certain loan requirements. Except as expressly set forth herein, there have been no changes in the information set forth in the Sixth Amended Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Shares owned:

Mr. Souki:

(i)	Amount beneficially owned: 28,533,853

(ii)	Percent of class: 11.68%[1]

(b)	Number of shares as to which Mr. Souki has:

(i)	Sole power to vote or direct to vote: 28,533,853

(ii)	Shared power to vote or direct to vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 28,533,853

(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	Below is a list of transactions with respect to shares of Common Stock that were effected by any Reporting Person during the past 60 days:

Date	Reporting Person	Type	Price		Shares
02/26/2020	The Trust (1)	Sale (2)	$4.73		2,000,000
02/28/2020	The Trust (1)	Sale (2)	$1.82	(3)	2,001,139
03/02/2020	The Trust (1)	Sale (2)	$1.72	(4)	4,493,000
03/03/2020	The Trust (1)	Sale (2)	$1.64	(5)	3,642,673
03/04/2020	The Trust (1)	Sale (2)	$1.40	(6)	9,853,004

[1]

This percent of class figure is based on 244,301,126 shares of Common Stock outstanding as of February 14, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

CUSIP No. 87968A104	Schedule 13D	Page 4 of 5

(1)

After the closing of regular trading hours on March 4, 2020, Mr. Souki resigned as the trustee of the Trust; therefore, Mr. Souki no longer beneficially owns the shares of Common Stock held by the Trust.

(2)	The reported transaction was an involuntary sale effected by a lender to satisfy certain loan requirements.
(3)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.59 to $2.27, inclusive. Mr. Souki undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission (the “SEC”), upon request, full information regarding the number of shares sold at each separate price within the range set forth in Footnote 3 of Item 5(c) of this Sixth Amended Schedule 13D.

(4)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.50 to $1.95, inclusive. Mr. Souki undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in Footnote 4 of Item 5(c) of this Sixth Amended Schedule 13D.

(5)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.56 to $1.83, inclusive. Mr. Souki undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in Footnote 5 of Item 5(c) of this Sixth Amended Schedule 13D.

(6)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.38 to $1.66, inclusive. Mr. Souki undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in Footnote 6 of Item 5(c) of this Sixth Amended Schedule 13D.

(d)

Except for the pledgees referenced in Item 6, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares being reported on this Seventh Amended Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

On each of February 26, 2020, February 28, 2020, March 2, 2020, March 3, 2020 and March 4, 2020, involuntary sales of shares of Common Stock held by the Trust in the amounts indicated in Item 5(c) of this Sixth Amended Schedule 13D were effected by a lender to satisfy certain loan requirements in connection with the pledge of 26,000,000 shares of Common Stock held by the Trust. After the closing of regular trading hours on March 4, 2020, Mr. Souki resigned as the trustee of the Trust; therefore, Mr. Souki no longer beneficially owns the shares of Common Stock held by the Trust.

As of the date hereof, Mr. Souki has pledged 25,000,000 shares of Common Stock as part of a collateral package to secure a loan for certain real estate investments.

CUSIP No. 87968A104	Schedule 13D	Page 5 of 5

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: March 5, 2020	Signature:	/s/ Daniel Belhumeur
	Name:	Daniel Belhumeur under power of attorney by Charif Souki, the Souki Family 2016 Trust and Brooke Peterson

Title: